SECUR 06003576 SSION

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SEC FILE NUMBER
8- 51959

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH, D.C. 20549 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1160 N. Town Center Drive, Suite 350
(No. and Street)

Las Vegas (City) Nevada (State) 89144 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

? Piercy Bowler Taylor & Kern
(Name – *if individual, state last, first, middle name*)

6100 Elton Ave., Suite 1000 (Address) Las Vegas (City) Nevada (State) 89107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/15/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Margaret E. Maul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Financial Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DELPHINE FITZGERALD
Notary Public, State of Nevada
Appointment No. 01673511
My Appt. Expires Nov. 28, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PBTK PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

MCM FINANCIAL CORP.

FINANCIAL STATEMENTS AND REGULATORY REPORTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123 702-384-1120 fax 702-870-2474 pbtk.com

CONTENTS

PBTK PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Board of Directors
MCM Financial Corp.
Las Vegas, Nevada

We have audited the accompanying balance sheets of MCM Financial Corp. as of December 31, 2005 and 2004, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Financial Corp. as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements, taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements, taken as a whole.

Piercy Bowler Taylor & Kern

February 7, 2006

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123 702-384-1120 fax 702-870-2474 pbtk.com

MCM FINANCIAL CORP.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Current assets		
Cash and cash equivalents	$ **12,610**	$ 7,849
Prepaid expenses	**4,359**	4,459
	$ **16,969**	$ 12,308
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liability		
Accounts payable	$ **200**	$ 300
Stockholder's equity		
Common stock, $50 stated value, 10,000 shares authorized, 1,000 shares issued and outstanding	**50,000**	$ 50,000
Additional paid-in capital	**55,500**	53,500
Deficit	**(88,731)**	(91,492)
	16,769	12,008
	$ **16,969**	$ 12,308

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenue	$ 28,470	$ 28,015
General and administrative expenses	25,766	28,335
Income (loss) before interest income	2,704	(320)
Interest income	57	41
Net income (loss)	$ 2,761	$ (279)

See notes to financial statements.

MCM FINANCIAL CORP.
STATEMENTS OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Number of shares issued and out-standing		Common stock stated value		Additional paid-in capital		Deficit		Total
Balance, January 1, 2005	1,000	$	50,000	$	53,500	$	(91,492)	$	12,008
Capital contributions					2,000				2,000
Net income							2,761		2,761
Balance, December 31, 2005	1,000	$	50,000	$	55,500	$	(88,731)	$	16,769

	Number of shares issued and out-standing		Common stock stated value		Additional paid-in capital		Deficit		Total
Balance, January 1, 2004	1,000	$	50,000	$	52,000	$	(91,213)	$	10,787
Capital contributions					1,500				1,500
Net loss							(279)		(279)
Balance, December 31, 2004	1,000	$	50,000	$	53,500	$	(91,492)	$	12,008

See notes to financial statements

MCM FINANCIAL CORP.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Operating activities		
Net cash provided by (used in) operating activities	$ 2,761	$ (6,350)
Financing activities		
Capital contributions	2,000	1,500
Net increase (decrease) in cash and cash equivalents	4,761	(4,850)
Cash and cash equivalents, beginning of year	7,849	12,699
Cash and cash equivalents, end of year	$ 12,610	$ 7,849

See notes to financial statements.

1. Nature of operations and background information:

Business activities. MCM Financial Corp. (the Company), offers consulting services to clients, ordinarily described as "money management." The Company does not hold funds or securities for customers. The Company operates primarily in Southern Nevada; however, its future operations could be affected by adverse changes in economic conditions in the local area or in the United States, in general, including the effects of the war on terrorism.

2. Summary of significant accounting policies:

Use of estimates. Timely preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect reported amounts, some of which may require revision in future periods.

Cash equivalents. Cash equivalents include highly liquid investments with initial maturities of three months or less.

Income taxes. The Corporation, with the consent of its sole stockholder, has elected to have its income taxed as an "S corporation" and accordingly, these statements do not include any provision for corporate income taxes or benefits.

Revenue recognition. Revenues for management fees are recognized when earned and consist of commission percentages established by various agreements applied to assets contained in customers' funds.

3. Net capital requirements:

The Company is subject to the net capital provisions of the Securities and Exchange Act of 1934. The rules adopted by the United States Securities and Exchange Commission prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, as defined, exceeds 10 to 1, or if its net capital, as defined, falls below a specified level. Net capital and the related net capital ratio may fluctuate on a daily basis. The net capital ratio of the Company was .02 to 1 and .04 to 1 at December 31, 2005 and 2004, respectively. The Company's net capital was $12,410 and $7,549 at December 31, 2005 and 2004, respectively. Therefore, the Company was in compliance with these requirements.

4. Related party transactions:

Use of the Company's premises are provided to it by an entity affiliated through common ownership at no cost and without accounting recognition to the Company. During the years ending December 31, 2005 and 2004, the Company recorded expenses of $12,500 and $14,500 to reimburse the affiliate for other costs incurred and paid on its behalf.

5. Supplemental cash flow information:

	2005	2004
Reconciliation of net income (loss) to net cash provided by (used in) operating activities		
Net loss	$ 2,761	$ (279)
Changes in:		
Prepaid expenses	100	(371)
Accounts payable	(100)	(5,700)
Net cash provided by (used in) operating activities	$ 2,761	$ (6,350)

SUPPLEMENTAL INFORMATION

MCM FINANCIAL CORP.
SUPPLEMENTAL INFORMATION
DECEMBER 31, 2005

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity qualified for net capital	$	16,969
Deductions from and/or charges to net worth for non-allowable assets, net		(4,559)
Net capital	$	12,410
Minimum net capital requirement	$	5,000
Aggregate indebtedness	$	200
Excess net capital @ 1000%	$	12,390
Ratio of aggregate indebtedness to total net capital		.02 to 1

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2005):

Net capital, per the Company's unaudited focus report	$	12,610
Audit adjustment unrecorded expenses		(200)
	$	12,410

See notes to financial statements.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The computation is performed using the rules under paragraph (k)(1).

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from this requirement since it does not perform clearing services or carry customer accounts. The Company does not routinely receive customer funds or securities.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts Under Regulation 1.16 of the Commodity Futures Trading Commission:

The Company does not broker or deal commodity futures or options and is, therefore, exempt from this requirement.

PBTK PIERCY BOWLER TAYLOR & KERN
Certified Public Accountants • Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
MCM Financial Corp.
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedules of MCM Financial Corp. (the Company), for the year ended December 31, 2005, we considered its internal control activities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

6100 ELTON AVENUE, STE. 1000, LAS VEGAS, NEVADA 89107-0123 702-384-1120 fax 702-870-2474 pbtk.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses as defined under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and its operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of MCM Financial Corp. for the year ended December 31, 2005, and this report does not affect our report thereon dated February 7, 2006. We noted that one individual is responsible for all aspects of the revenue cycle including receiving management fees, recording the revenue and depositing checks into the bank. In addition, one individual is responsible for the disbursements for the company including recording expenses, preparation and signing all checks and reconciling bank statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, the National Securities Clearing Corporation, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Piercy Bowler Taylor & Kern

February 7, 2006